Filed pursuant to General Instruction II.L of Form F-10;

File No. 333-184496

PROSPECTUS SUPPLEMENT

(To a Short Form Base Shelf Prospectus Dated October 31, 2012)

December 7, 2012

VERIS GOLD CORP.

3,816,000 Common Shares

This prospectus supplement relates to: (i) up to 3,600,000 common shares (the “Warrant Shares”) of Veris Gold Corp. (formerly known as Yukon-Nevada Gold Corp.), (“we” or the “Company”) issuable from time to time on exercise of 3,600,000 common share purchase warrants (the “Warrants”) expected to be issued by the Company pursuant to the Unit Offering (defined below); (ii) up to 216,000 Warrant Shares issuable from time to time on exercise of 216,000 Warrants that may be issued by the Company to the Agents, at the option of the Agents, pursuant to the terms of the Agency Agreement (as defined below); and (iii) such indeterminate number of additional Warrant Shares that may be issuable by reason of the anti-dilution provisions contained in the Warrant Indenture (as defined below) (the “Offering”). See “Plan of Distribution”.

The Company filed a preliminary prospectus supplement dated December 4, 2012 and a final prospectus supplement dated December 6, 2012 to its short form base shelf prospectus with the securities commission or similar regulatory authority in each of the provinces of British Columbia, Alberta and Ontario and in connection therewith a preliminary prospectus supplement dated December 4, 2012 and a final prospectus supplement filed as of December 7, 2012 to its registration statement on Form F-10 with the United States Securities and Exchange Commission (the “SEC”) relating to the offering (the “Unit Offering”) by the Company to the public in Canada and the United States of units (“Units”), each Unit consisting of one common share of the Company (a “Common Share”) and one-half of one Warrant. Each whole Warrant is exercisable for one Warrant Share at an exercise price of $2.35 per Warrant Share, subject to adjustment in accordance with the terms of the Warrant Indenture. The exercise price of the Warrants was determined by negotiation between the Company and a syndicate of agents for the Unit Offering (the “Agents”).

The outstanding Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “VG” and are quoted on the Over-the-Counter Bulletin Board (“OTCBB”) under the symbol “YNGFF”. On December 6, 2012, the closing price of the Common Shares on the TSX was $2.00. The Company is in the process of applying to list the Common Shares on the NYSE MKT LLC (“MKT”). There is no assurance that the application will be approved. The TSX has conditionally approved the listing of the Warrant Shares issuable on exercise of the Warrants (including the Warrants that may be issued by the Company to the Agents, at the option of the Agents, pursuant to the terms of the Agency Agreement) on the TSX. Listing is subject to the Company fulfilling all of the listing requirements of the TSX on or before March 4, 2013.

An investment in the Warrant Shares bears certain risks. See “Risk Factors” in this prospectus supplement and the accompanying short form base shelf prospectus.

This prospectus supplement registers the offering of the securities to which it relates under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), in accordance with the multi-jurisdictional disclosure system adopted by the SEC and the securities commission or similar regulatory authority in each of the provinces of Canada. This prospectus supplement does not qualify in any of the provinces of Canada the distribution of the securities to which it relates.

No Agent has been involved in the preparation of, or has performed any review of, this prospectus supplement or the accompanying short form base shelf prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Notice to United States Investors:

This Offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement and the accompanying base shelf prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been or will be prepared in accordance with International Financial Reporting Standards and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of Warrant Shares may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be fully described herein. Prospective investors should read the tax discussions contained in the prospectus supplement and the accompanying base shelf prospectus.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that the majority of its officers and directors are residents of Canada, that some or all of the experts named in the registration statement are not resident in the United States, and that a substantial portion of the assets of the persons are located outside the United States.

Francois Marland, a director of the Company, resides outside of Canada. Although Mr. Marland has appointed the Company as his agent for service of process in each province of Canada in which the Warrant Shares are to be distributed, it may not be possible for investors to enforce judgments obtained in Canada against Mr. Marland.

PROSPECTUS SUPPLEMENT

GENERAL MATTERS

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the Warrant Shares and adds to and updates information contained in the accompanying base shelf prospectus and the documents incorporated by reference therein. The second part is the accompanying base shelf prospectus, which gives more general information, some of which may not apply to the Common Shares. This prospectus supplement is deemed to be incorporated by reference into the accompanying base shelf prospectus solely for purposes of registering the issuance of the Warrant Shares.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying base shelf prospectus. The Company has not authorized anyone to provide you with different or additional information. The Company is not making an offer of these Warrant Shares in any jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying base shelf prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

Unless stated otherwise or as the context otherwise requires, all references to dollar amounts in this prospectus supplement and the accompanying base shelf prospectus are references to Canadian dollars. References to “$” or “Cdn$” are to Canadian dollars and references to “US$” are to U.S. dollars. See “Exchange Rate Information” in this prospectus supplement. The Company’s financial statements that are incorporated by reference into this prospectus supplement and the accompanying base shelf prospectus have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are presented in United States dollars. No reconciliation to U.S. GAAP is anticipated for financial statements filed in accordance with IFRS.

Unless the context otherwise requires, references in this prospectus supplement and the accompanying base shelf prospectus to “VG”, the “Company”, “we”, “us” and “our” refer to Veris Gold Corp. and/or, as applicable, one or more of its subsidiaries. Unless the context otherwise requires, references to “Warrant Shares” include all of the Common Shares of the Company offered and registered hereunder.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

This prospectus supplement and the accompanying base shelf prospectus have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States federal and state securities laws. Unless otherwise indicated, all reserve and resource estimates included in this prospectus supplement and the accompanying base shelf prospectus have been, and will be, prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (“CIM Definition Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits the disclosure of an historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) to the extent known, provides the key assumptions, parameters and methods used to prepare the historical estimate; (d) states whether the historical estimate uses categories other than those prescribed by NI 43-101; (e) includes any more recent estimates or data available; (f) comments on what work needs to be done to upgrade or verify the historical estimate; and (g) states with equal prominence that a qualified person has not done sufficient work to classify the historical estimate as a current mineral resource or reserve and the issuer is not treating the historical estimate as a current mineral resource or reserve.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information contained or incorporated by reference into this prospectus supplement and the accompanying base shelf prospectus may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “‘reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by VG in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable to information made public by companies that report in accordance with United States standards.

See “Preliminary Notes — Glossary of Abbreviations and Terms” in the Company’s Annual Information Form for the fiscal year ended December 31, 2011, which is incorporated by reference herein, for a description of certain of the mining terms used in this prospectus supplement and the accompanying base shelf prospectus and the documents incorporated by reference herein and therein.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying base shelf prospectus and the documents incorporated by reference into the base shelf prospectus contain statements of forward-looking information within the meaning of applicable securities laws.

Statements concerning mineral resource estimates may also be deemed to constitute “forward-looking statements” to the extent that they involve estimates of the mineralization that will be encountered if a property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements also include the Company’s expectation that it will be able to increase the daily production amounts, and will be processing a larger portion of higher grade ore, from the Smith and SSX-Steer mines and that a significant improvement in margins will be realized; that the Company’s new tailings facility will extend the life of the facility for several years and bring the Company into compliance with current environmental standards; that surface core drilling at Jerritt Canyon will continue into 2012 as long as the weather remains favorable for drilling; that certain upgrades made in early 2012 at Jerritt Canyon will have a significant impact on the mills’ output capacity; management’s belief that, while some financing may be needed for investment into the facility and future expansion at Jerritt Canyon, cash generated from processing mined ore and available stockpiles, along with possible toll milling in the future, should be sufficient to meet the ongoing capital and maintenance requirements of the Company; that current cash flows from operations are improving and returning to maintenance levels; that the Company will focus on ramping up production from the SSX-Steer mine, processing available stockpiles, and continue receiving ore from the Smith mine, while pursuing profitable opportunities to process third party ore, either under a purchase agreement or toll milling arrangement; that the Company will continue building the necessary infrastructure and making equipment purchases in order to open a third mine, Starvation Canyon, located on the south end of Jerritt Canyon; that the targeted production date at Starvation Canyon will be in February, 2013; that if permitting is approved on a timely basis, the Company will be able to commence construction of the planned tailings facility in the Yukon Territory and commence mining upon its completion; that Starvation Canyon will be capable of delivering up to 600 tons of ore per day, an additional 130 recovered ounces per day and $233,000 in additional revenues; the Company’s anticipation that the second tailings facility at Jerritt Canyon would provide six years of storage at planned production rates; the Company’s intended use of proceeds from this Offering; the Company’s intention to seek and acquire additional near production stage properties worthy of development and within economic trucking distance of the Jerritt Canyon mill; the Company’s intention that it will retain its earnings, if any, to finance growth and development of its business and its expectation that it will not pay dividends or make any other distributions in the near future; the Company’s expectation that the oxide mineralization encountered at Ketza River in 2011 will have gold grades similar to those from the previous drill holes and expand the resource body; the impact on the Company of recent accounting pronouncements; that the focus of the 36 staked claims near Watson Lake, Yukon territory, based on preliminary historical geological work, will be silver; the Company’s intention to continue to use longhole open stoping for mining three stropes at the SSX-Steer mine; the Company’s expectation regarding the completion of the surface work at the Starvation Canyon mine; the Company’s intention to focus during the fourth quarter on optimization of the crushing and grinding circuits to allow for improvements in overall throughput of the plant; the expectation that the new tailings facility will be put into operation in December 2012 at which time the original tailings facility will be taken out of operation; the Company’s anticipation that full commissioning of the new tailings facility will occur in the first quarter of 2013; that work commencing on the restoration of the Snow Canyon rock disposal area is expected to be complete in the fourth quarter of 2012; the expectation that restoration of the Marlboro Canyon waste dump will commence in the first or second quarter of 2013 with an anticipated completion by the second half of 2013; that the review of the Yukon Environmental and Socioeconomic Assessment Application is expected to take between 12 and 18 months from the date of the original submission; management’s belief that further financing can be obtained in order to ensure that fully steady state mining operations are maintained which will ultimately provide ongoing positive cash flows; the Company’s expectation that to close the Jerritt Canyon Consent Decree will take another year to complete at a cost of between $8 and $10 million; the Company’s anticipation that discussions with the Environmental Protection Agency will continue in 2013; the Company’s anticipation that strategies that test successfully may be incorporated into future designs for rock disposal areas; the Company’s mineral reserve and mineral resource estimates; Queenstake Resources U.S.A., Inc.’s (“Queenstake”) forecast that 2012 gold production will be approximately 195,951 ounces from 1,504,000 ktons of total ore feed and average gold recovery will be 87.7%; Queenstake’s estimate that the net present value of its closure and reclamation obligations for the Jerritt Canyon operations at the end of the mine life is US$36,407,843; the anticipated actions that the Company will take with respect to closure and reclamation; Jerritt Canyon’s forecast that an expenditure of $183 million over the coming four-and-one-half year period for mine-related capital items will be made; the Company’s expectation that process recovery is expected to average 89.1% over the four-and-one-half year reserve life of mine plan; the Company’s expectation that the Smith and SSX mines will produce 1,250 ore tons per day with the Smith mine producing over the entire four-and-one-half year mine life and the Company’s expectation that the other mines and stockpiles will provide the balance of 1.5 million tons per year of ore to the process facility; Queenstake’s plan to pursue an aggressive program of resource development in order to convert a large portion of the measured and indicated mineral resources not in mineral reserves into proven and probable mineral reserves; the Company’s expectation that a portion of Jerritt Canyon’s mineral resources will be converted into mineral reserves; and the Company’s belief that significant opportunities exist at the Jerritt Canyon property to extend and/or deepen the existing open pits based on exploration potential and the continued rise in gold prices above the $1,275 three year trailing average.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

•	our expected ability to meet all of the obligations under the forward gold purchase contracts we are a party to;

•	estimated operating costs and production;

•	estimated metal pricing, metallurgy, mineability, and marketability, together with other assumptions underlying the Company’s resource and reserve estimates;

•	assumptions that all necessary permits and governmental approvals will be maintained;

•	assumptions made in the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;

•	our expectations regarding demand for equipment, skilled labour and services needed for exploration and mining of mineral properties; and

•	our activities will not be adversely disrupted or impeded by development, operating or regulatory risks.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

•	risks related to the Company’s ability to meet the obligations under the forward gold purchase contracts it is a party to;

•	uncertainty of estimates of operating costs and production;

•	uncertainties relating to the assumptions underlying the Company’s resource and reserve estimates, such as metal pricing, metallurgy, mineability and marketability;

•	risks related to the Company’s ability to maintain production and generate material revenues or obtain adequate financing for its planned production and exploration activities;

•

risks related to the Company’s ability to finance the development of its mineral properties through operating cashflows, external financing, strategic alliances, the sale of property interests or otherwise;

•	credit, liquidity, interest rate and currency risks;

•	risks related to market events and general economic conditions;

•	uncertainty related to inferred mineral resources;

•	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;

•

mining and development risks, including risks related to infrastructure, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;

•	the risk that permits and governmental approvals necessary to operate mines on the Company’s properties will lapse and not be renewed;

•	commodity price fluctuations;

•	risks related to governmental regulation and permits, including environmental regulation;

•	risks related to the need for further reclamation activities on the Company’s properties and uncertainty of cost estimates related thereto;

•	uncertainty related to title to the Company’s mineral properties;

•	risks related to the issuance of debt;

•	the Company’s history of losses and expectation of future losses;

•	risks related to default under the Company’s convertible notes;

•	risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties, and related cost increases;

•	the Company’s need to attract and retain qualified management and technical personnel in a competitive mining market;

•	risks related to the Company’s current practice of not using hedging arrangements;

•	risks related to conflicts of interests of some of the directors of the Company;

•	risks related to global climate change;

•	operating hazards and risks;

•	risks associated with dilution;

•	risks related to environmental liability;

•	risks related to the possibility that the Company is a passive foreign investment company;

•	uncertainty associated with enforcing civil liabilities of the Company and its directors and officers in Canada; and

•	risks related to adverse publicity from non-governmental organizations.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s annual information form, base shelf prospectus and this prospectus supplement under the heading “Risk Factors” and elsewhere.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

EXCHANGE RATE INFORMATION

The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated; (ii) the average exchange rates for the Canadian dollar, on the last day of each month during such periods; and (iii) the high and low exchange rates for the Canadian dollar, expressed in U.S. dollars, during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars:

	Fiscal Year Ended December 31			Three Months Ended Sept 30, 2012
	2011	2010	2009
Rate at the end of period	0.9833	1.0054	0.9555	1.0176
Average rate during period	1.0110	0.9709	0.8757	1.0046
Highest rate during period	1.0583	1.0054	0.9716	1.0299
Lowest rate during period	0.9430	0.9278	0.7692	0.9790

On December 6, 2012, the exchange rate for the Canadian dollar, as expressed in U. S. dollars based on the Bank of Canada noon rate, was $0.9910 per US$1.00.

THE COMPANY

The following description of the Company is derived from selected information about the Company contained in the documents incorporated by reference into this prospectus supplement and the accompanying base shelf prospectus. This description does not contain all of the information about the Company and its properties and business that you should consider before investing in any Warrant Shares. You should carefully read the entire prospectus supplement and accompanying base shelf prospectus, including the sections titled “Risk Factors” in this prospectus supplement and the accompanying base shelf prospectus, as well as the documents incorporated by reference into this prospectus supplement and accompanying base shelf prospectus, before making an investment decision. This prospectus supplement and accompanying base shelf prospectus contain forward-looking statements concerning the Company’s plans at its properties, timelines, capital costs, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project and other matters. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause the Company’s results to differ from those expressed or implied by the forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements”.

Summary Description of the Business

The principal businesses of the Company are the continued mining of the Jerritt Canyon gold mine in Nevada, as well as the acquisition, exploration and development of natural resource properties with a particular focus on the Ketza River Property in the Yukon Territory.

Jerritt Canyon

Jerritt Canyon is an operating gold complex with two producing underground mines, ore stockpiles and a 1.5 million ton per year capacity processing plant. In addition, the approximately 119 square miles that comprise the Jerritt Canyon property offer a significant number of advanced, early stage and district-scale exploration targets and potential to expand the currently defined mineral reserves and resources proximal to the producing mines. The Company intends to seek and acquire additional near production stage properties worthy of development and within economic trucking distance of the Jerritt Canyon mill.

The Jerritt Canyon property is currently operating under a Consent Decree agreement dated October 13, 2009 (the “Consent Decree”) between Queenstake and the State of Nevada’s Nevada Division of Environmental Protection (“NDEP”). Under the Consent Decree, the Company is obliged to satisfy a number of requirements in order to address certain environmental compliance items. Environmental management systems are in place and are managed by an experienced and qualified onsite environmental staff. Operating and maintenance staffs are informed of their responsibilities during annual refresher classes. In addition to these classes, the mine holds leadership classes for the supervisory staff, during which supervisors are informed of their environmental responsibilities. In 2011, the Consent Decree was amended to remove a number of the items which had been addressed and revised others to respond to updated technical information.

The Company has been working to address these environmental issues. A system to dispose of calomel, a mercury-bearing by-product, was installed at the roaster facility and operational on July 20, 2009. The technology responsible for the calomel-based scrubber system is patent pending and owned by a senior VG executive. The Company designed, installed and extensively tested new emissions control technology for mercury emissions and sulfur dioxide for the roasters. The performance tests have proven to be successful and the emissions controls have now been installed on the recently installed ore dryer as well as in the assay lab. Stack tests are being done on a quarterly basis and monitored by a third party contractor to monitor the efficiency of the newly installed emissions control system and so far it is performing well and surpassing the thresholds defined in the Consent Decree.

There remain two environmental issues to be addressed in the Consent Decree: (a) high sulfate and Total Dissolved Solids (“TDS”) in surface water seepage from four rock disposal areas (“RDAs”); and (b) site closure and restoration including management of underground seepage from the tailings impoundment. Since being selected for inclusion in the 1981 Environmental Impact Statement (“EIS”), RDA design criteria have resulted in structuring the RDAs to drain toward the interior to avoid erosion. This design has resulted in four RDAs that exhibit seepage: the Marlboro Canyon, Gracie, Snow Canyon, and DASH East RDAs. The Company is developing plans to diminish the flow rate of the seepages and to develop water quality standards for these discharges. Throughout 2012, the Company has been testing several different strategies to diminish the capture and infiltration of precipitation by the RDAs and to diminish RDA seepage to the extent practicable. The Company is continuing this testing and anticipates that strategies that test successfully may be incorporated into future designs for RDAs. In 2011 a pilot treatment plant was constructed and, after permitting is obtained, the Company will test on a pilot scale an active method to treat the DASH East RDA seepage. If the efforts to diminish the flow rates and the applicable requirements cannot be met, then treatment may be required for the RDA seepages.

A sulfate reduction trench, a passive method of treatment, was installed in Marlboro Canyon to reduce the sulfate and TDS concentrations. Monitoring discharged material captured in the sulfate reduction trench showed sufficient reductions in the concentrations for the first 12 to 14 months but after that time, reductions were no longer considered acceptable to the NDEP. The Company is testing organic additives to stimulate the reduction process and will test a stimulant in the field if a candidate stimulant is identified. Monitoring continued through 2011 and 2012 with positive results, but indications are that a larger trench may be required. The discharge ultimately flows into Jerritt Creek which flows into Independence Valley through several ranch properties and infiltrates into the sub-surface alluvium. Sample analyses downstream from the sulfate reduction trench have shown levels of sulfate and TDS acceptable to NDEP standards.

The first phase of the existing tailings storage facility (“TSF-1”) was designed in 1979-1980, incorporates an earthen embankment and liner and does not have a synthetic liner. The first phase of construction was completed in October of 1981. Seepage was first observed in March of 1982 and efforts to control and manage the seepage have been ongoing since that time. In 2011, the Company completed improvements as part of an updated optimization plan for the Seepage Recovery System. By December 2012, the Company will complete the commissioning of a second Tailings Storage Facility (“TSF-2”) in addition to operating the two new ancillary Water Storage Reservoirs. The TSF-2 will replace the existing TSF-1 as a repository for mill tailings. It is anticipated that TSF-1 will cease receiving mill tailings no later than January, 2014 at which point TSF-1 will then enter closure and reclamation.

If the Consent Decree is not eventually complied with in full, the State of Nevada has the ability to request payment of all or a part of the balance of $9,200,000 in suspended fines. Full compliance with the Consent Decree allows for the indefinite suspension, and possible waiver, of such fines. The Company expects that all matters will be dealt with fully to the satisfaction of the Company and the State of Nevada.

Employees and Specialized Skill and Knowledge

The Company relies on the specialized skill and knowledge of its directors, officers and employees. As at the date hereof, the Company has approximately 406 employees engaged in the exploration, development and production of its various properties. To ensure the Company is able to attract individuals with the appropriate skills and experience, the Company has offered certain benefits to its officers, directors and certain consultants and employees. For example, should a change of control occur (i.e., a disposal of greater than 50% of the Company’s assets, an election of directors the majority of whom are not individuals nominated by the Company’s incumbent directors, or if any person acquires control, as defined by applicable securities laws, such that they can direct or cause the direction of the management and policies of the Company whether through ownership of securities, the right to appoint management, operating or voting agreement or otherwise), the Company has agreed to provide its directors, officers and employees with the following: the Company’s directors, officers and employees may, within 180 days of a change of control, terminate their agreements, or, should their agreements be terminated by the Company, they shall be entitled to receive a termination payment within 30 days of their termination. Such termination payment shall include a severance payment equal to between 18 and 36 months of their base annual salary, all incentive compensation owed, and health insurance benefits and payments.

Other Developments

Further to the agreement entered into in October 2009 between Rodeo Creek Gold, Inc. (“RCG”) and Queenstake, a wholly-owned subsidiary of the Company, a claim has been brought by RCG in which RCG claims, among other things, that Queenstake breached such agreement. The matter is presently in discovery stages. The Company believes that the claim is without merit and intends to defend it rigorously.

See “The Company” in the accompanying base shelf prospectus for more information regarding the Company, its properties and recent developments.

RISK FACTORS

An investment in the Warrant Shares is speculative and involves a high degree of risk due to the nature of the Company’s business and the present stage of exploration and development of its mineral properties. The following risk factors and the risk factors set out under “Risk Factors” in the accompanying base shelf prospectus and in the Company’s annual information form for the year ended December 31, 2011 (which is incorporated by reference herein) as well as risks not currently known to the Company, could materially adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business, property or financial results, each of which could cause purchasers of Warrant Shares to lose part or all of their investment. Before deciding to invest in any Warrant Shares, investors should consider carefully the risks included herein, in the accompanying base shelf prospectus and incorporated by reference herein.

Risks relating to the Common Shares and the Offering.

The Company has discretion concerning the use of cash resources, including the net proceeds of the Offering, as well as the timing of expenditures.

The Company has discretion concerning the application of cash resources and the timing of expenditures and shareholders may not agree with the manner in which the Company elects to allocate and spend cash resources. The results and the effectiveness of the application of cash resources are uncertain. The failure by the Company to apply cash resources effectively could have a material adverse effect on the business of the Company.

Management of the Company will have discretion with respect to the use of the net proceeds from this Offering and investors will be relying on the judgment of management regarding the application of these proceeds. Management of the Company could spend most of the net proceeds from this Offering in ways that our security holders may not desire or that do not yield a favourable return. Prospective investors will not have the opportunity, as part of their investment in the Warrant Shares, to influence the manner in which the net proceeds of this Offering are used. At the date of this prospectus supplement, the Company intends to use the net proceeds from this Offering as indicated in the discussion under “Use of Proceeds”. However, the Company’s needs may change as the business of the Company evolves. In addition, depending on how many Units are sold in the Unit Offering and how many Warrants are exercised, the gross proceeds of the Offering may be less than anticipated and the Company may have to allocate the net proceeds differently than as indicated in the discussion under “Use of Proceeds”. As a result, the proceeds that the Company receives in this Offering may be used in a manner significantly different from the Company’s current expectations.

The application to list the Common Shares on the NYSE MKT LLC may not be approved, and if the application is approved, the Common Shares may still be thinly traded in the United States.

The Company cannot predict the extent to which an active public market for the Common Shares in the United States will develop or be sustained. Pursuant to the terms of the Agency Agreement, the Company has agreed to use its commercially reasonable efforts to list the Common Shares on the MKT prior to the closing date of the Unit Offering or as soon thereafter as is practicable. The Company believes that it will satisfy the listing requirements of MKT, but the Company cannot give any assurance that the application will be approved or that this listing will ever occur. Even if the Common Shares are listed on the MKT, the Company cannot assure prospective investors that they will obtain sufficient liquidity in their Common Shares on the MKT. If the application is not approved, the Company will complete the Unit Offering, and the Common Shares will continue to be quoted on the OTCBB. The Common Shares have historically been thinly traded on the OTCBB, meaning that the number of persons interested in purchasing the Common Shares at or near bid prices at any given time may be relatively small or non-existent. The Company cannot give any assurance that a broader or more active public trading market for the Common Shares in the United States will develop or be sustained, or that current trading levels will be sustained or not diminish.

Risks relating to the Company.

VG’s indebtedness and the conditions and restrictive covenants imposed on the Company by various financing agreements could materially and adversely affect the Company’s business and results of operations.

The Company is a party to various financing agreements, including various forward gold purchase contracts. Under the forward gold purchase contracts, the Company has committed to deliver specified amounts of gold in the aggregate amount of 182,440 ounces as of December 3, 2012 over specified periods of time in consideration for gross cash payments from the lenders. The Company’s ability to meet regularly scheduled gold deliveries under the forward gold purchase contracts will depend on the Company’s future operating performance, which in turn will depend on prevailing economic conditions and other factors, many of which may be beyond the Company’s control. The forward gold purchase contracts are subject to certain penalties, including, without limitation, certain late-settlement charges and monthly increases in the ounces of gold to be delivered thereunder. All of the Company’s property interests are subject to certain encumbrances, including certain deeds of trust, liens and other security interests.

In addition, the Company’s forward gold purchase contracts include various conditions and covenants that require VG to obtain lenders’ consents prior to carrying out certain activities and entering into certain transactions, such as incurring additional debt, creating additional charges on Company assets, and providing additional guarantees or disposing of certain assets.

As a result of the restrictive covenants or other terms of any existing or new loan or other financing agreements, the Company may be significantly restricted in its ability to raise additional capital through bank borrowings and debt to engage in some transactions that VG expects to be of benefit to the Company. The inability to meet these conditions and covenants or obtain lenders’ consent to carry out restricted activities could materially and adversely affect the business and results of operations of VG.

Environmental Regulations and Permits

The Company’s operations and exploration and development activities in Canada and the United States are subject to extensive federal, state, provincial, territorial and local laws and regulations governing various matters, including management of natural resources and environmental protections. The Company’s current and anticipated future operations, including further exploration and development activities and commencement of production on the Company’s properties, require permits from various United States and Canadian federal, state, provincial, territorial and local governmental authorities. There can be no assurance that all permits that the Company requires for the construction of mining facilities, to conduct mining operations and to conduct its other operations will be obtainable on reasonable terms, or at all. Delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company.

The mine at Jerritt Canyon is currently operating under the Consent Decree relating to certain environmental issues that the Company is to address. The Company has been working to address these environmental issues, however if the Consent Decree is not eventually complied with in full, the State of Nevada has the ability to request payment of all or a part of the balance of $9,200,000 in suspended fines. Delays or a failure to remedy such issues could have a material adverse impact on the Company.

USE OF PROCEEDS

From time to time, when Warrants are exercised, the Company will receive proceeds equal to the aggregate exercise price of such Warrants. Assuming that all of the Warrants are exercised prior to the Expiry Time (as defined below) and that no adjustment based on the anti-dilution provisions contained in the Warrant Indenture has taken place, the net proceeds to the Company will be approximately $8,967,600.

It is currently intended that the Company will use the proceeds for the continued development of the Company’s underground mines and for working capital and general corporate purposes. However, there may be circumstances where, for sound business reasons, a re-allocation of funds may be necessary or advisable.

The actual amount that the Company spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above, and will depend on a number of factors, including those listed under “Risk Factors” in or incorporated by reference in this prospectus supplement and the accompanying base shelf prospectus.

CONSOLIDATED CAPITALIZATION

The following represents VG’s share capital as at September 30, 2012 and as of December 6, 2012. The following table should be read in conjunction with the financial statements of the Company, including the notes thereto, incorporated by reference herein.

Designation of Shares	Authorized	Outstanding as at September 30, 2012	Outstanding as at December 6, 2012

Common Shares	Unlimited	996,901,669(1)	100,137,259(2)(3)

(1)	This number is on a pre-consolidated basis

(2)	Since September 30, 2012, on a post-consolidated basis, VG has issued an aggregate of 447,329 Common Shares, including 66,956 Common Shares issued in connection with the closing of the third tranche of a convertible debenture financing and 380,373 Common Shares issued in connection with the conversion of $1,000,000 convertible debentures as part of the first tranche of a convertible debenture financing. As at December 6, 2012, the Company has stock options granted under its stock option plan that may result in the issuance of 6,191,551 additional Common Shares.

(3)	The Company’s issued and outstanding Common Shares is reported on a post-consolidated basis. The Common Shares were consolidated on a 10 for 1 basis, effective on October 11, 2012.
(4)	The Company has convertible debentures outstanding in the principal amount of $11 million, pursuant to a convertible debenture financing completed in tranches on June 15, 2012, July 19, 2012 and October 11, 2012, representing the right of the holders of such convertible debentures to acquire Common Shares of the Company at a conversion price per Common Share equal to the greater of (a) $1.50 (on a post-consolidation basis) and (b) a 5% discount to the Market Price (as defined in the policies of the TSX). The convertible debentures bear interest at a rate of 11% payable in Common Shares and the Company may elect to pay up to 75% of the principal amount of the debentures in Common Shares at maturity.

Since September 30, 2012, there has been no material change to the loan capital of the Company.

DESCRIPTION OF SHARE CAPITAL

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at December 6, 2012, the Company had 100,137,259 Common Shares issued and outstanding.

Common Shares

All of the Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the Common Shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each Common Share carries with it the right to one vote.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of its assets, the holders of the Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid out its liabilities. Distributions in the form of dividends, if any, will be set by the Company’s Board of Directors. See “Dividend Policy” in the accompanying base shelf prospectus.

Related Shelf Prospectus

The Company has agreed to use commercially reasonable efforts to maintain the base shelf prospectus and this prospectus supplement effective until the earlier of the expiration date of the Warrants and the date on which no Warrants remain outstanding. No person in the United States or U.S. Person (as such term is defined in Regulation S under the U.S. Securities Act) or person holding Warrants for the account or benefit of a person in the United States or a U.S. Person will be permitted to exercise Warrants during any period of time prior to the expiration date of the Warrants during which no registration statement under the U.S. Securities Act (including any amendments of supplements thereto) with respect to the Warrants is effective, unless an exemption from the registration requirements of the U.S. Securities Act is available and such holder provides evidence of the availability of such exemption satisfactory to the Company and the Warrant Agent. If no registration statement under the U.S. Securities Act (including any amendments of supplements thereto) is effective, the Company will notify the holders of the Warrants in the United States, in accordance with the terms of the Warrant Indenture.

PRIOR SALES

The Company issued the following Common Shares during the 12-month period prior to the date hereof:

Date of Issuance	Number of Common Shares Issued	Price per Common Share
January 23, 2012(1)	449,730	$0.125
February 2, 2012(1)	10,000	$0.125
February 9, 2012(1)	150,000	$0.125
February 10, 2012(2)	75,000	$0.15
February 21, 2012(1)	150,000	$0.125
May 23, 2012(3)	39,081,779	$0.23
May 28, 2012(4)	22,847,400	$0.30

June 15, 2012(5)	2,010,126	$0.30
July 19, 2012(5)	1,333,333	$0.30
August 10, 2012(2)	50,000	$0.15
September 4, 2012(2)	100,000	$0.15
October 11, 2012(5)(6)	66,956	$2.99
November 13, 2012(5)(6)	380,373	$2.63

(1)	Issued pursuant to the exercise of previously issued warrants of the Company.
(2)	Issued pursuant to the exercise of stock options previously granted by the Company.
(3)	Issued pursuant to a private placement.
(4)	Issued pursuant to a conversion of debt.
(5)	Issued pursuant to a convertible debenture financing.
(6)	Issued following the 10 for 1 share consolidation completed October 11, 2012.

TRADING PRICE AND VOLUME

The Common Shares of the Company are listed for trading on the TSX under the symbol “VG”. The following table sets out the market price range and trading volume of the Common Shares on the TSX for the periods indicated:

Period	High (CDN)($)	Low (CDN)($)	Volume
2011 December	0.36	0.235	15,892,805
2012 January	0.315	0.23	28,471,073
February	0.475	0.28	25,019,488
March	0.40	0.305	9,754,318
April	0.34	0.255	9,784,131
May	0.30	0.23	7,120,159
June	0.35	0.275	6,095,382
July	0.35	0.30	10,153,858
August	0.315	0.245	8,290,384
September	0.32	0.255	10,448,877
October(1)	3.38	2.31	1,590,761
November(1)	3.20	2.40	1,300,332
December 1-6(1)	2.52	1.86	711,523

(1)	Include trading numbers following the 10 for 1 share consolidation completed October 11, 2012.

PLAN OF DISTRIBUTION

This prospectus supplement relates to: (i) up to 3,600,000 Warrant Shares issuable from time to time on exercise of 3,600,000 Warrants expected to be issued by the Company pursuant to the Unit Offering; (ii) up to 216,000 Warrant Shares issuable from time to time on exercise of 216,000 Warrants that may be issued by the Company to the Agents, at the option of the Agents, pursuant to the terms of the Agency Agreement; and (iii) such indeterminate number of additional Warrant Shares that may be issuable by reason of the anti-dilution provisions contained in the indenture governing the Warrants to be entered into between the Company and Computershare Trust Company of Canada, as warrant agent (the “Warrant Indenture”).

Each whole Warrant will entitle the holder to acquire, subject to adjustment as summarized below, one Warrant Share at an exercise price of $2.35 per Warrant Share on or before 4:00 p.m. (Vancouver time) on the date that is 48 months from the closing of the Unit Offering (the “Expiry Time”), after which time the Warrant will be void and of no value.

The Warrant Indenture will provide that the share ratio and exercise price of the Warrants will be subject to adjustment in the event of a subdivision or consolidation of the Common Shares. The Warrant Indenture will also provide that if there is (a) a reclassification or change of the Common Shares, (b) any consolidation, amalgamation, arrangement or other business combination of the Company resulting in any reclassification, or change of the Common Shares into other shares, or (c) any sale, lease, exchange or transfer of the Company’s assets as an entity or substantially as an entirety to another entity, then each holder of a Warrant which is thereafter exercised shall receive, in lieu of Warrant Shares, the kind and number or amount of other securities or property which such holder would have been entitled to receive as a result of such event if such holder had exercised the Warrants prior to the event.

The Warrant Indenture will also provide that, during the period in which the Warrants are exercisable, it will give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Warrant Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date or effective date, as the case may be, of such events. Reference should be made to the Warrant Indenture for the full text of attributes of the Warrants, which will be filed with the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and furnished to the SEC as an Exhibit to a report on Form 6-K.

On October 31, 2012 the Company filed the accompanying short form base shelf prospectus with the Canadian securities regulatory authorities and a registration statement on Form F-10, as amended (File No. 333-184496) containing the short form base shelf prospectus (the “Shelf Registration Statement”) with the SEC relating to the offering by the Company from time to time during the period of time that the accompanying short form base shelf prospectus, including amendments thereto, remains valid, and for so long as the Shelf Registration Statement remains effective, of up to $60,000,000 of common shares, warrants, share purchase contracts, or subscription receipts. The Shelf Registration Statement went effective pursuant to Rule 467(b) of the U.S. Securities Act on November 2, 2012.

The Company filed a preliminary prospectus supplement dated December 4, 2012 and a final prospectus supplement dated December 6, 2012 to its short form base shelf prospectus with the securities commission or similar regulatory authority in each of the provinces of British Columbia, Alberta and Ontario and in connection therewith a preliminary prospectus supplement dated December 4, 2012 and a final prospectus supplement filed as of December 7, 2012 to its registration statement on Form F-10 with the SEC relating to the offering by the Company to the public in Canada and the United States of Units, each Unit consisting of one Common Share and one-half of one Warrant. In connection with the Unit Offering, the Company has qualified the distribution of the offering by the Company of up to 7,200,000 Units at a price of $2.10 per Unit pursuant to the terms of the agency agreement entered into between the Company and the Agents on December 6, 2012 (the “Agency Agreement”). The Unit Offering is expected to be completed on or about December 18, 2012. The exercise price of the Warrants was determined by negotiation between the Company and the Agents.

It is a condition of closing of the Unit Offering that the Company has filed with the SEC this prospectus supplement registering the offering of the Warrant Shares issuable from time to time on the exercise of the Warrants.

This prospectus supplement registers the offering of the securities to which it relates under the U.S. Securities Act in accordance with the multi-jurisdictional disclosure system adopted by the SEC and the securities commission or similar regulatory authority in each of the provinces and territories of Canada. This prospectus supplement does not qualify in any of the provinces or territories of Canada the distribution of the Warrant Shares to which it relates.

The Warrant Shares to which this prospectus supplement relates will be sold directly by the Company to holders of Warrants on the exercise of such Warrants. No underwriters, dealers or agents will be involved in these sales.

The Common Shares are listed for trading on the TSX under the trading symbol “VG” and are quoted on the OTCBB under the symbol “YNGFF”. The TSX has conditionally approved the listing of the Warrant Shares, subject to the Company fulfilling all of the listing requirements of the TSX on or before March 4, 2013. Pursuant to the terms of the Agency Agreement, the Company has agreed to use its commercially reasonable efforts to list the Common Shares on the MKT prior to the Closing Date or as soon thereafter as is practicable. No assurance can be given that the application will be approved.

No fractional Common Shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional Common Shares.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Company, the following is, as of the date of this prospectus supplement, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to an investor who acquire Warrant Shares pursuant to the Offering and who, for the purposes of the Tax Act and at all relevant times, deals at arm’s length with and is not affiliated with the Company or the Agents and who acquires and holds the Warrant Shares as capital property (a “Holder”). This summary does not apply to a Holder (i) that is a “financial institution” for the purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii), an interest in which would be a “tax shelter investment” as defined in the Tax Act; or (iv) that has made a functional currency reporting election under the Tax Act. Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada, and is, or becomes, controlled by a non-resident corporation for the purposes of the “foreign affiliate dumping” rules in proposed section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Warrant Shares.

Generally, the Warrant Shares will be considered to be capital property to a Holder thereof provided that the Holder does not use the Warrant Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force as of the date hereof and counsel’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency (the “CRA”). This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to their particular circumstances.

Taxation of Canadian Resident Holders

The following section of this summary applies to Holders (“Resident Holders”) who, for the purposes of the Tax Act, are or are deemed to be resident in Canada at all relevant times. Certain of such persons to whom Warrant Shares might not constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to have the Warrant Shares, and all other “Canadian securities” as defined in the Tax Act, held by such persons, treated as capital property. Resident Holders should consult their own tax advisors regarding this election.

Dividends

Dividends received or deemed to be received on the Warrant Shares will be included in computing a Resident Holder’s income. In the case of an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of taxable dividends received from “taxable Canadian corporations” (as defined in the Tax Act). An enhanced dividend tax credit will be available to individuals in respect of “eligible dividends” designated by the Company to the Resident Holder in accordance with the provisions of the Tax Act. Dividends received or deemed to be received by a corporation that is a Resident Holder on the Warrant Shares must be included in computing its income but generally will be deductible in computing its taxable income.

“Private corporations” (as defined in the Tax Act) and certain other corporations controlled by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts) generally will be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on dividends to the extent such dividends are deductible in computing taxable income. This refundable tax generally will be refunded to a corporate Resident Holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

Dispositions of Warrant Shares

Upon a disposition (or a deemed disposition) of a Warrant Share, a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such security, as applicable, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such security, as applicable, to the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under “Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

One-half of any capital gain will be included in income as a taxable capital gain and one-half of a capital loss may normally be deducted as an allowable capital loss against taxable capital gains realized in the year of disposition. Any unused allowable capital losses may be applied to reduce net taxable capital gains realized in the three preceding taxation years or any subsequent taxation year, subject to the detailed provisions of the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of Warrant Shares by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstance specified by the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or beneficiary of a trust that owns such shares or that is itself a member of a partnership or a beneficiary of a trust that owns shares.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) also may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income” for the year which will include taxable capital gains. This tax generally will be refunded to a corporate Resident Holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

Alternative Minimum Tax

In general terms, a Resident Holder that is an individual or a trust, other than certain types of specified trusts, that receives or is deemed to receive taxable dividends on the Warrant Shares or realizes a capital gain on the disposition or deemed disposition of Warrant Shares may realize an increase in the Resident Holder’s liability for alternative minimum tax.

Taxation of Non-Resident Holders

The following section of this summary is generally applicable to Holders (“Non-Resident Holders”) who (i) for the purposes of the Tax Act, have not been and will not be deemed to be resident in Canada at any time while they hold the Warrant Shares; and (ii) do not use or hold the Warrant Shares in carrying on a business in Canada. Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Company are subject to Canadian withholding tax at the rate of 25% unless reduced by the terms of an applicable tax treaty. Under the Canada-United States Income Tax Convention (1980) (the “Treaty”) as amended, the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty and entitled to benefits under the Treaty (a “U.S. Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company beneficially owning at least 10% of the Company’s voting shares). Non-Resident Holders should consult their own tax advisors.

Dispositions of Warrant Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Warrant Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Warrant Share constitutes “taxable Canadian property” to the Non-Resident Holder thereof for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.

Provided the Warrant Shares are listed on the TSX, the Warrant Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at the time of disposition, unless at any time during the 60 month period immediately preceding the disposition: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of the shares of the Company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) or an option, an interest or right in such property, whether or not such property exists; or (iii) the Warrant Shares are otherwise deemed to be taxable Canadian property.

A Non-Resident Holder’s capital gain (or capital loss) in respect of Warrant Shares that constitute or are deemed to constitute taxable Canadian property (and are not “treaty-protected property” as defined for purposes of the Tax Act) will generally be computed in the manner described above under the heading “Taxation of Canadian Resident Holders – Dispositions of Warrant Shares”.

Non-Resident Holders whose Common Shares are taxable Canadian property should consult their own tax advisors.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

U.S. Holders (as defined in “Certain U.S. Federal Income Tax Considerations” in the accompanying base shelf prospectus) should review “Certain U.S. Federal Income Tax Considerations” in the accompanying base shelf prospectus for a discussion of certain material U.S. federal income tax consequences to them arising from and relating to the acquisition, ownership and disposition of the Warrant Shares to which this prospectus supplement relates. U.S. Holders should note, however, that the following discussion, and the corresponding discussion in “Certain U.S. Federal Income Tax Considerations” in the accompanying base shelf prospectus, does not address the tax considerations relevant to the exercise of Warrants received in connection with the provision of services (including Warrants that may be issued by the Company to the Agents, at the option of the Agents, pursuant to the terms of the Agency Agreement or the Warrant Shares issuable on exercise of such Warrants). U.S. Holders of any such Warrants issued to the Agents, at the option of the Agents, pursuant to the terms of the Agency Agreement should consult their own tax advisors regarding the consequences of exercising such Warrants.

A portion of the total purchase price of a Unit to a U.S. Holder will be allocated to each one-half of a Warrant in proportion to its relative fair market value to establish a U.S. Holder’s initial tax basis for U.S. federal income tax purposes in the Warrant component that comprises the Unit. A U.S. Holder’s initial tax basis in Warrant Shares received on exercise of Warrants will be equal to the sum of (a) such U.S. Holder’s tax basis in such Warrants plus (b) the exercise price paid by such U.S. Holder on the exercise of such Warrants. For its purposes, the Company intends to allocate $0.001 of the issue price of each Unit for the issue of each one-half of a Warrant. Although the Company believes that its allocation is reasonable, it is not binding on the U.S. Internal Revenue Service, a U.S. court or the U.S. Holder. U.S. Holders should consult their own tax advisors regarding the allocation of the purchase price for any Units purchased to the Warrant component of the Units, and their tax basis in Warrant Shares received on exercise of the Warrants.

The Company does not believe, based on the projected composition of its income and valuation of its assets, that it will be, for U.S. federal income tax purposes, a passive foreign investment company (a “PFIC”) for its current tax year, and it does not expect to become one in the future, though no assurance can be given in this regard. It may or may not qualify as a PFIC in subsequent years due to changes in its assets and business operations. The determination of whether the Company (or a subsidiary of the Company) is, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Company (or a subsidiary) will be a PFIC for any tax year depends on the assets and income of the Company (and each such subsidiary) over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the U.S. Internal Revenue Service will not challenge any determination made by the Company (or a subsidiary) concerning its PFIC status or that the Company (and any subsidiary) was not, or will not be, a PFIC for any tax year. U.S. Holders should consult their own tax advisors regarding the PFIC status of the Company and any subsidiary of the Company, and should review the discussion of the PFIC rules (including any possible additional reporting requirements) and their application to the Warrants and Warrant Shares in “Certain U.S. Federal Income Tax Considerations” in the accompanying base shelf prospectus.

If the Company determines it is a PFIC for any tax year, the Company intends to satisfy the requirements to allow U.S. Holders to make a QEF Election (as defined in “Certain U.S. Federal Income Tax Considerations” in the accompanying base shelf prospectus), provided such U.S. Holders are otherwise eligible to make a QEF Election with respect to their interest in the Company. In the event the Company is a PFIC and a U.S. Holder makes a timely QEF Election, such U.S. Holder generally will not be subject to the default PFIC rules discussed in “Certain U.S. Federal Income Tax Considerations” in the accompanying base shelf prospectus, and will instead generally be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, a U.S. Holder that makes a QEF

Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest”, which is not deductible. U.S. Holders should consult their tax advisor regarding the availability of, the procedure for making, and the consequences to them of making, a QEF Election, and should review the discussion of the QEF Election (and other possible methods to mitigate the consequences of investing in a PFIC) in “Certain U.S. Federal Income Tax Considerations” in the accompanying base shelf prospectus.

If the Company is a PFIC and a U.S. Holder does not make a QEF Election, the Company will continue to be treated as a PFIC with respect to such U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years. If the Company ceases to be a PFIC, such U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code as discussed in “Certain U.S. Federal Income Tax Considerations” in the accompanying base shelf prospectus) as if such U.S. Holder’s Warrant Shares were sold on the last day of the last tax year for which the Company was a PFIC. It is unclear whether such election can be made with respect to the Warrants. U.S. Holders should consult their tax advisor regarding the availability of, the procedure for making, and the consequences to them of making, an election to terminate PFIC status and recognize gain.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon on behalf of the Company by Blake, Cassels & Graydon LLP with respect to Canadian securities law matters and by Troutman Sanders LLP with respect to U.S. securities law matters. The partners and associates of Blake, Cassels & Graydon LLP as a group beneficially own, directly or indirectly, less than one percent (1%) of the outstanding securities of the Company.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors for the Company are Deloitte & Touche LLP of Vancouver, British Columbia.

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario. The Warrant Agent for the Warrants is Computershare Trust Company of Canada at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the accompanying base shelf prospectus solely for the purposes of this Offering. Other documents are also incorporated, or are deemed to be incorporated, by reference into the base shelf prospectus and reference should be made to the accompanying base shelf prospectus for full particulars thereof. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Company at #1040, 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2, telephone: 604.683.1102. These documents are also available through the internet on SEDAR, which can be accessed on line at www.sedar.com and at www.sec.gov. The following documents filed with the securities commissions in British Columbia, Alberta and Ontario are specifically incorporated by reference into, and form an integral part of this prospectus supplement:

(a)	The annual information form of the Company for the fiscal year ended December 31, 2011 (the “Annual Information Form”);

(b)	The audited annual consolidated financial statements of the Company for the fiscal years ended December 31, 2011 and 2010, together with the notes thereto and the report of the independent registered chartered accountatnts thereon;

(c)	Management’s discussion and analysis of financial condition and results of operations of the Company for the year ended December 31, 2011;

(d)	The interim financial statements of the Company for the three and nine months period ended September 30, 2012;

(e)	Management’s discussion and analysis for the period ended September 30, 2012;

(f)	Management’s information circular prepared in connection with the annual general meeting of shareholders of the Company held on June 27, 2012;

(g)	Management’s information circular prepared in connection with the special meeting of shareholders of the Company held on October 2, 2012;

(h)	Management’s information circular prepared in connection with the special meeting of shareholders of the Company held on March 8, 2011;

(i)	The following material change reports of the Company filed since December 31, 2011, being the end of the Company’s most recently completed financial year:

(i)	Dated December 5, 2012 announcing certain details regarding the Unit Offering;

(ii)	Dated May 4, 2012 (and filed September 20, 2012) announcing the resignation of the Company’s Chairman;

(iii)	Dated May 18, 2012 (and filed September 20, 2012) announcing the closing of a CDN$9.0 million private placement;

(iv)	Dated June 21, 2012 (and filed July 4, 2012) announcing the resignation of the Company’s President and Chief Executive Officer and the appointment of Co-Chief Executive Officers;

(v)	Dated October 5, 2012 announcing the change of the Company’s name to “Veris Gold Corp.” and a share consolidation on a 10 to 1 basis; and

(vi)	Dated October 11, 2012 announcing the effective date of October 11, 2012 as the date the Company’s shares will begin trading on the Toronto Stock Exchange under the symbol “VG”.

Any annual information form, annual or quarterly financial statements, annual or quarterly management’s discussion and analysis, management proxy circular, material change report (excluding confidential material change reports), business acquisition report, information circular or other disclosure document required to be incorporated by reference into a prospectus filed under National Instrument 44–101 — Short Form Prospectus Distributions filed by the Company with any securities commission or similar authority in Canada after the date of this prospectus supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into this prospectus supplement.

In addition, to the extent that any document or information incorporated by reference into this prospectus supplement is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this prospectus supplement (if, and to the extent, so provided in connection with a report on Form 6-K or 8-K), such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus supplement forms a part. Further, the Company may incorporate by reference into this prospectus supplement information from documents that the Company files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein.

Any statement contained in the base shelf prospectus, in this prospectus supplement or in any document incorporated or deemed to be incorporated by reference in this prospectus supplement or the base shelf prospectus for the purpose of this Offering shall be deemed to be modified or superseded, for purposes of this prospectus supplement, to the extent that a statement contained herein or in the base shelf prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the base shelf prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this prospectus supplement, except as so modified or superseded.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this prospectus supplement and in the accompanying base shelf prospectus under “Documents Incorporated by Reference”, the form of Agency Agreement and the form of Warrant Indenture between the Company and the Warrant Agent described in this prospectus supplement, the consent of Deloitte & Touche LLP, the consent of Todd W. Johnson, P.E., the consent of Karl Swanson, SME, MAusIMM, the consent of Mark A. Odell, P.E., the consent of John R.W. Fox, P.Eng, the consent of Michele White, C.P.G., the consent of Blake, Cassels & Graydon LLP, the consent of Troutman Sanders LLP, the powers of attorney of directors and officers of the Company, have been or will be filed with the SEC and will form part of the registration statement on Form F-10 (File No. 333-184496) of which this prospectus supplement forms a part.